September 21, 2007

Mail Stop 4561

Sadruddin Currimbhoy, President
Opticon Systems, Inc.
10570 Flora Vista Avenue
Cupertino, CA 95014

> **Re:** **Opticon Systems, Inc.**
> **Amendment No. 2 to Form 10-SB**
> **Filed August 13, 2007**
> **File No. 0-52488**

Dear Mr. Currimbhoy:

We have reviewed the above-captioned filing and have the following comments.

Item 1. Description of Business, page 1
Our Corporate History and Organization, page 1

1. Please provide us with additional analysis relating to how you believe you satisfy conditions 3 and 5 of CF Staff Legal Bulletin No. 4. Your response dated August 8, 2007 provides a mere repetition of the staff's views on these matters without appropriate corresponding analysis of the reasons why Opticon believes the necessary elements of the Staff Legal Bulletin are or will be satisfied.

2. Please refer to comment 8 of our letter dated June 19, 2007. It is still not clear how you concluded that it requires up to 45 days longer to provide service to a customer that does not use your technology. Please expand the disclosure to clarify this and to provide appropriate contextual detail regarding the speed advantage in the usual instance.

3. Your filing refers to the not-yet-developed R4 system as a "next generation product". For example, refer to the subheading, "Our next-generation product." Revise this disclosure to state clearly and consistently that the R4 system is a proposed product that has not been developed in commercial quantities.

4. Please refer to comment 13 of our letter dated June 19, 2007 and revise your disclosure to provide clear disclosure of the exclusivity or non-exclusivity of your technology. Please also include a definition of the term, "common law copyrights" as used in your discussion on page 10.

Competition, page 10

5. Please include the explanation for the 36-month "lead time" that is contained in your supplemental response letter into the disclosure in this section.

Item 2. Management's Discussion and Analysis, page 13

Plan of Operations, page 14

5. Please see our prior comment number 16 in our letter of June 19, 2007. Move the disclosure of the information regarding your plan of operations in the absence of the additional funding to precede any other discussion of the plan of operations that assumes that you will raise additional capital.

6. Refer to your response to comment 18 of our letter dated June 19, 2007. As we previously indicated, you may wish to consider Securities Act Rule 135c when providing appropriate disclosure relating to capital formation activities such those described on page 15.

You may contact Hugh Fuller at (202) 551-3835 with any questions. If you need further assistance, you may contact Jay Ingram at (202) 551-3397. If you require further assistance, please contact Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

CC: Jackson L. Morris
        3116 W. North A Street
        Tampa, FL 33609-1544
        Facsimile Number: (800) 310-1695